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SEC FILE NUMBER
8-66777

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Sparring Partners Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

20 Fairfield Drive
(No. and Street)

Short Hills	NJ	07078
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alex Mack	917-923-1478	alex@sparringpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, P.C.
(Name – if individual, state last, first, and middle name)

125 E Lake Street #303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

10/20/2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Warren Spar_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Sparring Partners Capital LLC_____, as of __December 31_____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JEAN PIERRE GARRO
Notary Public - State of Florida
Commission # HH 330376
My Comm. Expires Nov 8, 2026

Signature:

Title:
CEO

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

SPARRING PARTNERS CAPITAL LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

SPARRING PARTNERS CAPITAL LLC
(A Limited Liability Company)
DECEMBER 31, 2024
TABLE OF CONTENTS

MICHAEL COGLIANESE CPA, P.C.

ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members of Sparring Partners Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Sparring Partners Capital LLC as of December 31, 2024, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Sparring Partners Capital LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Sparring Partners Capital LLC's management. Our responsibility is to express an opinion on Sparring Partners Capital LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Sparring Partners Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Sparring Partners Capital LLC's auditor since 2016.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
March 25, 2025

SPARRING PARTNERS CAPITAL LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION

December 31, 2024

ASSETS

Cash	$	1,029,102
Due from broker		11,995
Securities owned, at fair value		106,888
Fees receivable		1,350,104
Prepaid expenses and other assets		181,692
TOTAL ASSETS	$	2,679,781

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses		61,157
TOTAL LIABILITIES	$	61,157

Commitments and contingencies (Note 5)

Member's equity:

Member's equity		2,618,624
Total member's equity		2,618,624
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	2,679,781

See accompanying notes to statement of financial condition.

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Sparring Partners Capital LLC (the "Company") was formed as a New Jersey limited liability company on September 1, 2004. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC"). The Company was approved as a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") on June 15, 2005, on which date it commenced operations.

The Company's primary business activities consist of providing investment banking, merger and acquisition, and consulting services to clients.

Since the Company is a limited liability company, the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless a member has signed a specific guarantee.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Revenue from contracts with customers is composed of both fixed monthly charges and success-based investment banking fees. Success-based fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the closing of the transaction. Reimbursed expenses related to these transactions are recorded as revenue and are included in investment banking fees.

In certain instances, for advisory contracts, the Company will receive amounts in advance of the deal's closing. These are typically monthly fixed fees. In these instances, revenue is recognized over the time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. If the Company receives amounts in advance of providing services, the amounts are booked as Prepaid Revenue until the service is provided. On December 31, 2024, there were no advances to the Company.

Income Taxes
The Company is a two-member limited liability company and is treated as a "disregarded entity" for federal tax purposes. The Company's assets, liabilities and items of income, deductions and tax credits are treated as those of its members, who are responsible for any taxes thereon. The members are subject to the New York City unincorporated business tax, and the Company's allocable share of the members' tax provision for the New York City unincorporated business tax is included in the statement of income in Business taxes. The Company paid $12,000 to New York City in 2024 in estimated income taxes under this election, and that is included in the statement of income as Business Taxes. The Company is voluntarily enrolled in the New Jersey Pass Through Entity Tax (PTET). The Company paid $100,000 to New Jersey in 2024 in estimated income taxes under this election. New Jersey PTET is included in the statement of income as Business Taxes.

3

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fees Receivable
Trade accounts receivable are stated at the amount the Company expects to collect. As of December 31, 2024, the Company had no accounts that were doubtful of collection.

Fair Value Measurements
FASB ASC 820, *Fair Value Measurement,* establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Under this standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.
The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

- Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
- Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
- Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

As of December 31, 2024, the Company's level I investment is 106,888.12 shares of FRGXX, Fidelity Government Portfolio Institutional Class Shares, valued at $1/share. The Company had no level 2 or level 3 investments on December 31, 2024.

NOTE 3: CONCENTRATION OF CREDIT RISK

All cash deposits of the Company are held by one financial institution and therefore are subject to the credit risk of that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits. On December 31, 2024, the Company had cash balances in excess of insured limits totaling about $779,000 at one financial institution. Management monitors the financial condition of the financial institution and does not anticipate any losses from this counterparty.

For purposes of reporting the statement of cash flows, The Company considers all cash accounts which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits.

The company has a securities account at an affiliate institution, which holds money market financial instruments. The balance has exceeded SIPC insurance limits at various points during the year and is within the SIPC insurance limit at end of year.

One client accounted for approximately 92% of "Fees Receivable" on December 31, 2024.

Three clients accounted for approximately 76% of "Contractual Fees" for the year ended December 31, 2024.

NOTE 4: EMPLOYEE BENEFIT PLANS

Defined Contribution Plan
The Company maintains a 401 (a) profit-sharing plan that covers substantially all of its eligible full-time employees. Contributions to the plan by the Company are discretionary. The Company may contribute up to 6% of eligible compensation. Employees who are at least 21 years of age and have at least one year and 1,000 hours of service with the Company are eligible to participate in the plan. The plan has a graded vesting schedule over a six-year period, at which time employees are fully vested in Company contributions. There was no contribution to the profit sharing plan this year.

NOTE 5: COMMITMENTS AND CONTINGENCIES

The Company did not maintain an office in 2024 and had no leases. The company had no commitments or contingencies during this year.

NOTE 6: NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2024, the Company's net capital was $1,084,450 which exceeded the required minimum net capital of $5,000 by $1,079,450. The Company's percentage of aggregate indebtedness to net capital was approximately 5.63% on December 31, 2024.

NOTE 7– SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of investment banking and securities placement activities. The Company has identified its CEO as the chief operating decision making ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest or distribute profits. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant policies. The Company derived 41% of its total revenues from a single external customer in 2024.

NOTE 8– SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the audit report, which is the date the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.